March 18, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel Duchovny, Special Counsel

Re:	Rubicon Technology, Inc. (“RBCN”)

Soliciting Materials filed pursuant to Rule 14a-12 on February 24, 2022

Filed by Paragon Technologies, Inc. and Hesham M. Gad

File No. 001-33834

Dear Mr. Duchovny:

On behalf of Paragon Technologies, Inc. (“Paragon”), we are writing in response to your letter dated March 1, 2022, relating to the soliciting materials filed by Paragon on February 24, 2022 (the “Presentation”). We have reviewed the comments of the staff of the Securities and Exchange Commission (the “Commission”) with Paragon and Hesham M. Gad (collectively, “Paragon”), and Paragon’s responses to these comments are set forth in this letter. For your convenience, the comments are restated below in italics, with Paragon’s responses following immediately thereafter.

DFAN14A

Soliciting Materials filed pursuant to Rule 14a-12 on February 24, 2022

Soliciting Materials, page 4

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.

Response: Paragon acknowledges the Staff’s comments and provides support below. Note also that slide 2 of the Presentation provides that “The views expressed in this presentation represent the opinions of Paragon Technologies.”

Provide support for:

•	your disclosure in the fifth bullet point on slide 4 of your presentation that the company has taken actions that “...have insulated insiders from ANY accountability from outside owners of RBCN.” In this respect, we note, for example, that the staggering of the board of directors does not appear to prevent security holders from electing directors other than incumbent directors.

Response: Paragon’s assertion on slide 4 that RBCN has taken actions to insulate itself from all accountability is based on several conditions at RBCN that Paragon believes, taken in aggregate, fences insiders from any outside action to effectuate change:

a.	RBCN’s largest shareholder is Bandera Partners. Bandera’s Managing Partner Jeff Gramm is the Chairman of RBCN. Mr. Gramm acquired his stake in RBCN via a stock purchase agreement (filed with the Commission in November 2017). The terms of that agreement require Mr. Gramm to vote his shares with the RBCN Board, effectively eliminating any dissention among RBCN’s directors.

b.	RBCN has a poison pill restricting new shareholders to 4.9% ownership in the company while RBCN’s insiders control 17%.

c.	One of the largest outside shareholders of RBCN Sententia Capital, a 6% owner, filed an unrelated proxy solicitation in 2020 which included Timothy E. Brog, the Chief Executive Officer of RBCN, as a participant in that proxy, which, Paragon believes, indicates the “quid pro quo” support between Mr. Brog and Sententia.

d.	RBCN currently has four directors and a classified Board structure that prevents the majority of the Board from running for reelection in the same year. In the upcoming 2022 annual meeting, only Mr. Gramm is up for reelection; even if he were removed by outside shareholders, the majority of RBCN’s directors would remain, effectively rendering any new outside director from being able to independently change course at the company.

Thus, taken in aggregate, Paragon believes that RBCN’s directors are shielded from any real accountability.

•	your disclosure in slide 11 that certain tax assets “...will NEVER materialize.”

Response: Please see slide 12 that shows and footnotes that RBCN’s tax assets have already begun to expire. Expired assets cannot materialize.

•	your disclosure in slide 14 that certain security holders were allowed to hold more shares than allowed under the poison pill because of a “...friendly history with the current CEO...”

Response: RBCN’s latest proxy statement, filed with the Commission in May of 2021, shows three beneficial holders that own more than the 4.9% poison pill threshold. Paragon believes that its assertion that these holders share a friendly history with the current CEO of RBCN is supported by the following:

i.	Sententia Capital (6% owner) – in a proxy filing involving LSC Communication (SEC Filing dated 2020-03-18 on behalf of Sententia) shows that RBCN CEO Tim Brog was member of Sententia’s proxy group, a signal of friendly cooperation in activist campaigns.

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ii.	Bandera Partners (10% owner) – Jeff Gramm, a managing partner of Bandera is currently the Chairman of RBCN. Mr. Gramm’s bio in the RBCN proxy shows he was a director of Peerless Media during the time when RBCN CEO Tim Brog was the CEO of Peerless Media, indicating a preexisting favorable relationship.

iii.	Aldebaran Capital (6.6% owner) – Mr. Gad has spoken with a principal of Aldebaran who confirmed a prior business history with Mr. Brog.

Paragon would like to emphasize that it does not question the motives of any of these three independent shareholders. However, when RBCN has a poison pill in place that prevents shareholders from owning more than 4.9% and one finds that every single beneficial shareholder who exceeds that threshold is exempted from the poison pill provision and happens to have a prior business relationship with the RBCN CEO in a supporting role, Paragon believes its statement is valid.

•	your disclosure in the last bullet point on page 28.

Response: Paragon acknowledges the Staff’s comment. Please see the prior slide regarding results of RBCN and Paragon over the comparable time period. Based on that and the plan for RBCN outlined in the Presentation, Paragon believes it has a reasonable basis for this statement.

Soliciting Materials, page 9

2.	Please provide us support for your assertion that the losses related to Direct Dose totaled over $1 million.

Response: Paragon acknowledges the Staff’s comment and provides support below.

RBCN’s last Form 10-Q filed with the Commission for the period ended 9/30/21 shows that Direct Dose (or “DD”) lost $287,000 and $271,000 for each of the nine months ended 9/30/20 and 9/30/21 or nearly $560,000 in aggregate. This disclosure of DD losses is the only one that Paragon has been able to find. RBCN acquired Direct Dose in 2019 and shut down Direct Dose in June 2021, implying that DD operated for part of 2019 and the entire year of 2020, which would indicate that aggregate losses would exceed $560,000. Additionally, RBCN notes in its 2020 Form 10-K filing that it acquired certain assets of DD for $64,000. As such, Paragon assumes that in connection with the acquisition RBCN incurred legal expenses to both establish and wind down the operation; hence its estimate of losses.

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Soliciting Materials, page 20

3.	Please provide us supplemental support for the referenced potential target company and its expression of “good faith interest.”

Response: Paragon acknowledges the Staff’s comment and is providing support on a supplemental basis.

Soliciting Materials, page 22

4.	Please provide us support for the projections included in slide 22, and for the “Today” column and the first bullet point in the “Tomorrow” column on slide 23.

Response: Paragon acknowledges the Staff’s comment and respectfully notes that, rather than including fixed projections or valuations in its Presentation, it has attempted to illustrate the potential for value creation if the strategic plan that it has proposed is successfully implemented based on Paragon’s evaluation of the target company and using multiples based on its assumptions of current market conditions and business comparables, as described in footnote 1 to slide 22 of the Presentation. (“Figures represent our estimates based on our evaluation of the business. Multiples based on our assumptions of current market conditions and business comps.”). Paragon further notes that Mr. Gad has extensive experience evaluating and investing in public companies and assessing strategic initiatives, methods to improve capital structure, and shareholder value creation.

The Commission has historically allowed the use of specific valuations when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values. See SEC Release No. 34-16833 (May 23, 1980) (“[T]he inclusion by the management or opposition of such valuation in its proxy soliciting material is only appropriate and consonant with Rule 14a-9 under the Securities Exchange Act of 1934 when made in good faith and on a reasonable basis and where accompanied by disclosure which facilitates shareholders’ understanding of the basis for and the limitations on the projected realizable values.”).

Note also that slide 2 of the Presentation indicates that “There is no assurance or guarantee with respect to the prices at which any securities of the Issuer will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the analyses set forth herein are based on assumptions that Paragon and its consultants believe to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. … This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “potential,” “opportunity,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this presentation that are not historical facts are based on current expectations, speak only as of the date of this presentation or any such earlier date referenced in the presentation and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and plans expressed or implied by such projected results and forward-looking statements will be achieved.”

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Paragon believes that the statements in question are neither false nor misleading to stockholders and believes that the qualifications described above make the inclusion of the information reasonable.

5.	With a view toward revised future disclosure, please provide support for your expectations for the combined company should RBCN acquire the target company you have identified.

Response: Paragon acknowledges the Staff’s comment. Although Paragon believes the inclusion of this information was reasonable in the Presentation, Paragon confirms that should it use similar language in future soliciting materials, it will provide additional information as to the basis and assumptions used for such valuations in such soliciting materials in an effort to facilitate shareholders’ understanding of any valuations.

Soliciting Materials, page 26

6.	Please revise future similar statement to clarify which of your proposed actions require security holder approval and to describe the ability of any directors you nominate to carry out action at the board level.

Response: Paragon acknowledges the Staff’s comment. Board declassification would require board and shareholder approval. An acquisition would require board approval and, depending on how structured, potentially shareholder approval. Paragon’s proposals are contingent on obtaining board control. Paragon will include requested clarification in any future similar statements.

7.	With a view toward more fulsome future disclosure, please tell us how you “will” deliver quality revenues and profits. Your statement appears to be a guarantee of future financial results.

Response: Paragon acknowledges the Staff’s comment and will qualify any future similar statements. Paragon would like to note that that the target company has a history of revenue and profitability. Note also that slide 2 of the Presentation indicates that “The estimates, projections, pro forma information and potential impact of the analyses set forth herein are based on assumptions that Paragon and its consultants believe to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material.”

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Please contact Jurgita Ashley of Thompson Hine LLP at (330) 819-1221 or by email (Jurgita.Ashley@ThompsonHine.com) with any questions or comments regarding this letter.

Respectfully, /s/ Thompson Hine LLP THOMPSON HINE LLP

cc:	Hesham M. Gad, Paragon Technologies, Inc.

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